ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-253432
Dated May 5, 2022

Contingent Income Auto-Callable Securities Based on the Performance of the Shares of the VanEck® Gold Miners ETF due on or about May 18, 2023

This document provides a summary of the terms of the Contingent Income Auto-Callable Securities (the “securities”). Investors should carefully review the accompanying preliminary pricing supplement for the securities, the accompanying product supplement and the accompanying prospectus, as well as the “Risk Considerations” section below, before making an investment decision.

The securities do not guarantee any return of principal at maturity. Investors will not participate in any appreciation of the underlying fund and must be willing to accept the risk of not receiving any contingent payments over the term of the securities. The securities are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS”), and all payments on the securities are subject to the credit risk of UBS. As used in this document, “we,” “us,” or “our” refers to UBS.

SUMMARY TERMS
Issuer:	UBS AG London Branch
Underlying fund:	Shares of the VanEck® Gold Miners ETF (Bloomberg Ticker: “GDX UP”)
Stated principal amount:	$10.00 per security
Pricing date:	Expected to be May 13, 2022
Original issue date:	Expected to be May 18, 2022 (3 business days after the pricing date; see preliminary pricing supplement).
Final determination date:	Expected to be May 15, 2023, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Maturity date:	Expected to be May 18, 2023, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Early redemption:	If, on any determination date (other than the final determination date), the closing price of the underlying fund is equal to or greater than the call threshold level, the securities will be redeemed early and we will pay the early redemption amount on the first contingent payment date immediately following the related determination date.
Early redemption amount:	The early redemption amount will be an amount equal to (i) the stated principal amount plus (ii) the contingent payment with respect to the related determination date.
Contingent payment:	■ If, on any determination date, the closing price or the final price is equal to or greater than the downside threshold level, we will pay a contingent payment of $0.2313 (equivalent to approximately 9.25% per annum of the stated principal amount) per security on the related contingent payment date.
■ If, on any determination date, the closing price or the final price is less than the downside threshold level, no contingent payment will be made with respect to that determination date.
Determination dates:	Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-trading days and certain market disruption events.
Contingent payment dates:	With respect to each determination date other than the final determination date, the third business day after the related determination date; provided that for purposes of determining contingent payment dates, a day that would otherwise be the last business day of December shall not be a business day. The payment of the contingent payment, if any, with respect to the final determination date will be made on the maturity date.
Payment at maturity:	■ If the final price is equal to or greater than the downside threshold level: (i) the stated principal amount plus (ii) the contingent payment with respect to the final determination date.
■

If the final price is less than the downside threshold level:

the cash value

If the final price is less than the downside threshold level, investors will lose a significant portion and may lose all of their initial investment.

Cash value:	The exchange ratio multiplied by the final price.
Exchange ratio:	The quotient of the stated principal amount divided by the initial price.
Call threshold level:	100.00% of the initial price, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement.
Downside threshold level:	65.00% of the initial price, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement.
Initial price:	The closing price of the underlying fund on the pricing date.
Final price:	The closing price of the underlying fund on the final determination date.
CUSIP / ISIN:	9026MP668 / US9026MP6682
Listing:	The securities will not be listed or displayed on any securities exchange or any electronic communications network.
Commission:	1.75% of the aggregate principal amount.
Estimated initial value:	Expected to be between $9.443 and $9.743 per security. See “Risk Factors” in the preliminary pricing supplement.
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/0001114446/000091412122003538/ub2000008542-424b2.htm
HYPOTHETICAL PAYOUT

The below figures are based on a hypothetical downside threshold level of 65.00% of a hypothetical initial price and are purely hypothetical (the actual terms of your security will be determined on the pricing date and will be specified in the final pricing supplement).

Hypothetical Payment at Maturity if No Early Redemption Occurs

Change in Underlying fund	Payment at Maturity (excluding any contingent payment payable at maturity)
+50.00%	$10.00
+40.00%	$10.00
+30.00%	$10.00
+20.00%	$10.00
+10.00%	$10.00
0.00%	$10.00
-10.00%	$10.00
-20.00%	$10.00
-30.00%	$10.00
-35.00%	$10.00
-36.00%	$6.40
-40.00%	$6.00
-50.00%	$5.00
-60.00%	$4.00
-70.00%	$3.00
-80.00%	$2.00
-90.00%	$1.00
-100.00%	$0.00

A-1

You will find a link to the accompanying preliminary pricing supplement for the securities above and links to the accompanying product supplement and accompanying prospectus for the securities under “Additional Information about UBS and the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the securities.

The issuer has filed a registration statement (including a prospectus as supplemented by a product supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement and the accompanying product supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-833-653-0401. Our Central Index Key, or CIK, on the SEC web site is 0001114446.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to Return Characteristics

▪	The securities do not guarantee the return of any principal and your investment in the securities may result in a loss.
▪	The contingent payment, if any, is based solely on the closing prices of the underlying fund on the specified determination dates.
▪	You will not receive any contingent payment for any period where the closing price of the underlying fund on the determination date is less than the downside threshold level.
▪	Higher contingent payments are generally associated with a greater risk of loss.
▪	Early redemption risk.
▪	Investors will not participate in any appreciation in the closing price of the underlying fund and will not have the same rights as holders of the underlying fund.

Risks Relating to Characteristics of the Underlying Fund

▪	Market risk.
▪	There can be no assurance that the investment view implicit in the securities will be successful.
▪	The value of an underlying fund may not completely track the value of the underlying constituents.
▪	Fluctuation of net asset value (the “NAV”).
▪	Failure of the underlying fund to track the level of its target index.
▪	The underlying fund utilizes a passive indexing investment approach.
▪	The securities are subject to currency exchange rate risk.
▪	The securities are subject to non-U.S. securities market risk.
▪	The VanEck® Gold Miners ETF does not measure the performance of gold bullion.
▪	The securities are subject to risks associated with investments in the gold and silver mining industry.

Estimated Value Considerations

▪	The issue price you pay for the securities will exceed their estimated initial value.
▪	The estimated initial value is a theoretical price and the actual price that you may be able to sell your securities in any secondary market (if any) at any time after the pricing date may differ from the estimated initial value.
▪	Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the securities as of the pricing date.

Risks Relating to Liquidity and Secondary Market Price Considerations

▪	There may be little or no secondary market for the securities.
▪	The price at which UBS Securities LLC and its affiliates may offer to buy the securities in the secondary market (if any) may be greater than UBS’ valuation of the securities at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements.
▪	Price of securities prior to maturity.
▪	Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices.

Risks Relating to Hedging Activities and Conflicts of Interest

▪	Potential conflicts of interest.
▪	Hedging and trading activities by the calculation agent and its affiliates could potentially affect the value of, and any amounts payable on, the securities.
▪	The calculation agent can make antidilution and reorganization adjustments that affect the payment to you at maturity.
▪	UBS cannot control actions by the underlying fund issuer and the underlying fund issuer has no obligation to consider your interests.
▪	Potential UBS impact on the underlying fund or an underlying constituent.
▪	Potentially inconsistent research, opinions or recommendations by UBS.

Risks Relating to General Credit Characteristics

▪	The securities are subject to the credit risk of UBS, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.
▪	The securities are not bank deposits.
▪	If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the securities and/or the ability of UBS to make payments thereunder.

Risks Relating to U.S. Federal Income Taxation

▪	Uncertain tax treatment. See “Tax Considerations” in the preliminary pricing supplement and “Material U.S. Federal Income Tax Consequences”, including the section “— Securities Treated as Prepaid Derivatives or Prepaid Forwards with Associated Contingent Coupons”, in the accompanying product supplement. You should consult your tax advisor about your tax situation.

Underlying Fund

For information about the underlying fund, including historical performance information, see “Information about the Underlying Fund” in the preliminary pricing supplement.

A-2